

July 23, 2010

Carmine T. Oliva
Chairman of the Board and Chief Executive Officer
EMRISE Corporation
611 Industrial Way
Eatontown, New Jersey 07724

> **Re: EMRISE Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 17, 2010**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed July 21, 2010**
> **File No. 001-10346**

Dear Mr. Oliva:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A(T). Controls and Procedures, page 41

1. We refer to your responses to prior comments 1 through 4. Please file an amendment to the Form 10-K to conform the controls and procedures disclosures to the underlying requirements as described in the comments. You may file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, revised Item 9A(T), signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification.

Form 10-Q for the fiscal quarter ended March 31, 2010

Note 7, Goodwill, page 15

2. We refer to your response to prior comment 6. We see that you made an allocation of goodwill to discontinued operations of ACC amounting to $12,755,000 in the restated financial statements for December 31, 2009, as presented in Annex C to the Schedule 14A. We further see that the amount allocated to ACC was reduced to $12,020,000 as of March 31, 2010. Please tell us why the allocation changed between December 31, 2009 and March 31, 2010.

Item 4T. Controls and Procedures, page 33

3. We refer to your responses to prior comments 7 and 8. Unless you completed a full evaluation of internal control over financial reporting as of March 31, 2010, please amend the Form 10-Q to delete the discussion indicating that you completed an evaluation of internal control over financial reporting as of that date. You may file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, revised Item 4(T), signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification.

Preliminary Revised Proxy Statement on Schedule 14A

Annex B

4. We note that Boenning & Scattergood, Inc. has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. We also note the statement on page B-3 by Boenning & Scattergood, Inc. that, to the extent any of the assumptions prove untrue in any material respect, the opinion cannot and should not be relied upon. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Annex C – Financial Statements, page C-1

5. We refer to your responses to prior comments 22 and 23. You indicate that future filings will "clarify the nature of the inventory reserves and indicate to which category they relate." However, please tell us how it is consistent with the theory from SAB Topic 5-BB and FASB ASC 330-10-35-14 to characterize and disclose inventory impairment charges as establishing reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Jennifer L. Miller
Ballard Spahr LLP